Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

FAX: (212) 310-8007

December 31, 2020

VIA EDGAR TRANSMISSION

Office of Telecommunications

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Fortress Value Acquisition Corp. III
Amendment No. 1 to Registration Statement on Form S-1
Submitted December 23, 2020
File No. 333-250817

Ladies and Gentlemen:

On behalf of our client, Fortress Value Acquisition Corp. III, a Delaware corporation (the “Company”), we submit this letter in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 30, 2020, relating to Amendment No. 1 to the Registration Statement on Form S-1 of the Company (File No. 333-250817) filed with the Commission on December 23, 2020 (the “Registration Statement”). We are concurrently filing via EDGAR amendment no. 2 to the Registration Statement (“Amendment No. 2”). The changes reflected in Amendment No. 2 include those made in response to the Staff’s comments.

Set forth below are the Company’s responses to the Staff’s comments. For ease of reference, the Staff’s comments are reproduced below in bold and each is followed by the Company’s response.

Risk Factors, page 32

1.

We note the exclusive forum provision in Exhibit 4.4, Section 9.3 (Form of Warrant Agreement). In a new risk factor, please describe the provision including any risks or other impacts on investors and whether it applies to claims under the Securities Act or Exchange Act. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Securities and Exchange Commission

December 31, 2020

We acknowledge the Staff’s comment, and have revised Section 9.3 of Exhibit 4.4 to clarify that the submission to the jurisdiction of the courts of the State of New York or the United States District Court for the Southern District of New York is not exclusive. As revised, Exhibit 4.4 does not contain any exclusive jurisdiction provision, including for claims that arise under the Securities Act or Exchange Act. As a result of the foregoing revisions, we do not believe that any additional disclosure, including risk factor disclosure, is appropriate.

Consent, page EX-23

2.	Please amend your filing to include an updated consent from your auditor which includes the correct date of the auditor’s report.

We acknowledge the Staff’s comment and have submitted a revised auditor consent.

*    *    *    *    *

Please contact the undersigned at (212) 310-8971 if you have any questions or need further information.

Sincerely yours,

/s/ Alexander Lynch
Alexander Lynch

cc:	Andrew A. McKnight
Chief Executive Officer
Fortress Value Acquisition Corp. III

Howard Efron, SEC
Kristina Marrone, SEC
Todd K. Schiffman, SEC
Pam Long, SEC

Skadden, Arps, Slate, Meagher & Flom LLP
Gregg A. Noel, Esq.
Michael Mies, Esq.

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